Filed by CIMA LABS INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: aaiPharma Inc.
Commission File No. 0-21185

     This filing relates to the merger transaction between CIMA LABS INC., a Delaware corporation (“Cima”), aaiPharma Inc., a Delaware corporation ( “aaiPharma”), Scarlet Holding Corporation, a Delaware corporation (“Holding Company”), Scarlet MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company (“S MergerCo”), and Crimson MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company (“C MergerCo”), pursuant to an Agreement and Plan of Merger, dated as of August 5, 2003 (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Cima on August 6, 2003.

Additional Information and Where to Find It

     In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and Cima are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Cima, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. In addition, investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by Cima on Cima’s website at www.cimalabs.com.

     aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima’s stockholders in connection with the proposed transaction is set forth in Cima’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

     Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

     The materials attached below may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements may include statements about future financial and operating results and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues; new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and Cima’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

     Attached below is a press release issued by CIMA.

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CIMA LABS Says Stockholder Suits without Merit

Friday September 5, 10:37 am ET

MINNEAPOLIS—(BUSINESS WIRE)—Sept. 5, 2003—CIMA LABS INC. (NASDAQ: CIMA) announced today that it and its directors have been named as defendants in at least three putative class action lawsuits filed this week in the Chancery Court of the State of Delaware. The lawsuits, which were filed by purported holders of CIMA common stock on behalf of all holders of CIMA common stock, generally allege that the defendants breached fiduciary duties in connection with CIMA’s pending merger with aaiPharma Inc. (NASDAQ: AAII) and with CIMA’s response to the August 20, 2003 unsolicited proposal of Cephalon, Inc. (NASDAQ: CEPH) to acquire CIMA. Among other things, the various plaintiffs seek to enjoin completion of the merger and to compel CIMA’s board to further consider Cephalon’s acquisition offer.

Chairman of the Board and Interim Chief Executive Officer Steven Ratoff stated, “We believe that each of these cases is without merit. After carefully analyzing Cephalon’s proposal and the value of CIMA shares in our proposed merger with aaiPharma, our board of directors concluded that the proposed merger with aaiPharma will provide greater value to our shareholders.” CIMA intends to contest these cases vigorously.

About CIMA

CIMA develops and manufactures prescription and over-the-counter products based upon its proprietary, orally disintegrating drug delivery technologies, OraSolv® and DuraSolv®. Based on these technologies, an active drug ingredient, which the company frequently taste-masks, is formulated into a new, orally disintegrating dosage form that dissolves quickly in the mouth without chewing or the need for water. CIMA’s business involves a dual operating strategy. The company develops and manufactures orally disintegrating versions of drugs for pharmaceutical company partners for whom CIMA currently produces three branded prescription pharmaceuticals and three over-the-counter brands. CIMA is also developing proprietary products utilizing its orally disintegrating technologies, as well as its new OraVescent® enhanced absorption, transmucosal drug delivery technology.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of CIMA and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results and the proposed merger of aaiPharma and CIMA. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and CIMA to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; a deterioration in the business of aaiPharma and CIMA prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Statements of the combined company’s revenues, earnings per diluted share and research and development budget in 2004 are based on the assumption that the merger is completed in 2003, and are further subject to the risk that the merger could be delayed. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and CIMA’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the Securities and Exchange Commission (SEC), including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. CIMA does not undertake any obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Scarlet Holding Corporation, the holding company to be formed in the proposed merger of CIMA and aaiPharma, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and CIMA are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, CIMA, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by CIMA on CIMA’s website at www.cimalabs.com. In addition, copies may be obtained free of charge at written request to aaiPharma at 2320 Scientific Park Drive, Wilmington, North Carolina 28405, attention: CFO or to CIMA at 10000 Valley View Road, Eden Prairie, Minnesota 55344, attention: CFO.

aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA’s stockholders in connection with the proposed transaction is set forth in CIMA’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Contact:
CIMA LABS, INC. James Hawley, 952/947-8700 jim.Hawley@cimalabs.com or Sharon Merrill Associates, Inc. Ehren Lister, 617/542-5300 elister@investorrelations.com

Source: CIMA LABS, INC.